Exhibit 1
[Logo of CHROMCRAFT REVINGTON, INC.]                 1100 N. Washington Street
                                                     P.O. Box 238
                                                     Delphi, Indiana 46923-0238
                                                     Phone 765-564-3500
                                                     Fax 765-564-6673

January 10, 2002

Court Square Capital Limited
399 Park Avenue
New York, New York  10043

Gentlemen:

          This letter sets forth a proposal of Chromcraft Revington, Inc. (the "Company") under which the Company and an employee stock ownership plan to be formed by the Company (the "ESOP") would collectively propose to purchase all of the 5,695,418 shares of common stock of the Company (representing 59.1% of the outstanding shares) owned by Court Square Capital Limited ("Court Square") for a cash purchase price of $10.00 per share, or a total purchase price of $56,954.180.

          The purchase of Court Square's shares would be structured as follows:

   2,000,000 shares to be purchased by the ESOP        x $10.00  =  $ 20,000,000
   3,695,418 shares to be repurchased by the Company   x $10.00  =    36,954,180
                                                                      ----------
          Total                                                     $ 56,954,180

          In addition, the Company would pay Court Square or its designees a fee, in cash, of up to 50 cents per share (not to exceed $2,800,000 in the aggregate) at the closing of the purchase of Court Square's shares of common stock of the Company.

          The Company has obtained an indication from National City Bank that the bank is interested in providing the financing for the transactions described in this letter. In this regard, we have attached a letter dated December 20, 2001 from National City Bank.

          If this proposal is acceptable to Court Square, the Company will proceed promptly to form the ESOP and to finalize the necessary bank financing, and the Company and the ESOP will promptly begin the preparation of the necessary stock purchase agreements. These agreements would contain the limited representations, warranties, covenants and other provisions that are customary for transactions of this type. The purchase of Court Square's shares of common stock of the Company would be subject to the approval by the board of directors of the Company and the trustee of the ESOP, the receipt of a fairness opinion acceptable to the board of directors of the Company and the ESOP trustee and the procurement of bank financing on terms and conditions acceptable to the Company.

          Except as set forth in the next paragraph, no binding agreement, commitment or other legal obligation of the Company, the ESOP or Court Square will exist or arise with respect to the purchase or sale of Court Square's shares of common stock of the Company or any other matters described in this letter by any means other than definitive written stock purchase agreements executed and delivered by the parties thereto.

January 10, 2002
Page 2

          Upon its execution of the letter, Court Square agrees that it will cause its officers, employees, advisors, representatives, agents and affiliates to keep this letter and the terms hereof confidential and that it will not and will cause its officers, employees, advisors, representatives, agents and affiliates not to disclose this letter and the terms hereof to any third party (other than its officers, employees, advisors, representatives and agents on a need-to-know basis) without the prior written consent of the Company, unless Court Square reasonably determines that such disclosure is required by applicable law. Upon its execution of this letter, the Company agrees that it will pay the reasonable fees and expenses of Court Square's legal counsel relating to the transactions described in this letter, up to $100,000 in the aggregate, regardless of whether such transactions are ultimately consummated.

          This letter will be governed by the laws of the State of Delaware, without giving effect to any choice or conflict of law provisions, principles or rules that would cause the application of any laws of any jurisdiction other than the State of Delaware.

          The Company reserves the right to withdraw this proposal at any time prior to its acceptance by Court Square below. If this letter is acceptable to you, please so confirm by singing and returning to us the extra enclosed copy of this letter.

                                   Very truly yours,

                                   CHROMCRAFT REVINGTON, INC.


                                   By:  /s/ Michael E. Thomas
                                        --------------------------------
                                        Michael E. Thomas, President

Accepted this ____ day of January, 2002:

COURT SQUARE CAPITAL LIMITED

By:  /s/ Michael T. Bradley
     ---------------------------

Name:     Michael T. Bradley
          ---------------------------

Title:    Vice President
          ---------------------------